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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                          Sorrento Networks Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   83586Q 10 0
                                 (CUSIP Number)

              c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                             W. Raymond Felton, Esq.
                              99 Wood Avenue South
                                  P.O. Box 5600
                          Woodbridge, New Jersey 07095
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                               September 20, 2002
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                                  SCHEDULE 13D

                              CUSIP NO. 83586Q 10 0

1.       NAMES OF REPORTING PERSONS.
         I.R.S. Identification Nos. of above persons (entities only)

         Qila, LLC
         RII Partners, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [X]

         Members of Group:          Qila, LLC
                                    RII Partners, Inc.
                                    RT Investments, Inc.
                                    Par Chadha, as Trustee of Par and Sharon Chadha Family Trust
                                    Sharon Chadha, as Trustee of Par and Sharon Chadha Family Trust
                                    RRC Pension Trust

         (b)      Not Applicable

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e) ___

         Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Qila, LLC - Delaware limited liability company
         RII Partners, Inc. - Nevada corporation
         RT Investments, Inc. - Nevada corporation
         Par and Sharon Chadha Family Trust - California
         Par Chadha - United States
         Sharon Chadha - United States
         RRC Pension Trust - United States

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
         VOTING POWER

         Qila, LLC - 0
         RII Partners, Inc. - 0
         RT Investments, Inc. - 1,107,388 (A)
         Par and Sharon Chadha Family Trust - 0
         RRC Pension Trust - 0





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8.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SHARED VOTING POWER

         Qila, LLC - 0
         RII Partners, Inc. - 0
         RT Investments, Inc. - 1,107,388 (A)
         Par and Sharon Chadha Family Trust - 0
         RRC Pension Trust - 0

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

         Qila, LLC - 0
         RII Partners, Inc. - 0
         RT Investments, Inc. - 1,107,388 (A)
         Par and Sharon Chadha Family Trust - 0
         RRC Pension Trust - 0

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

         Qila, LLC - 0
         RII Partners, Inc. - 0
         RT Investments, Inc. - 1,107,388 (A)
         Par and Sharon Chadha Family Trust - 0
         RRC Pension Trust - 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Qila, LLC - 0
         RT Investments, Inc. - 1,107,388 (A)
         Par and Sharon Chadha Family Trust - 0
         RRC Pension Trust - 0

A - All shares listed for RT Investments, Inc. represent currently exercisable options to acquire such shares.

Sharon Chadha expressly disclaims ownership of any shares owned by Par Chadha. RII Partners, Inc., RT Investments, Inc., Par and Sharon Chadha Family Trust, Qila, LLC, and RRC Pension Trust.

Par Chadha expressly disclaims ownership of any shares owned by Sharon Chadha, Par and Sharon Chadha Family Trust, Qila, LLC, RII Partners, Inc., RT Investments, Inc., and RRC Pension Trust.

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* ___

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Qila, LLC - 0%
         RII Partners, Inc. - 0%
         RT Investments, Inc. - 7.2%
         Par and Sharon Chadha Family Trust - 0%
         RRC Pension Trust - 0%




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14.      TYPE OF REPORTING PERSON*

         Qila, LLC - CO
         RT Investments, Inc. - CO
         Par and Sharon Chadha Family Trust - EP
         RRC Pension Trust - EP

Item 1.  Security and Issuer

         (a) The title of the class of equity securities to which this statement relates is common stock.

         (b) The name and address of the principal executive office of the issuer is:

                  Sorrento Networks Corporation
                  9990 Mesa Rim Road
                  San Diego, CA 92121

Item 2.  Identity and Background

         (a)(b)   Name & Address

                  RII Partners, Inc.             2550 East Tropicana Avenue
                  RT Investments, Inc.           Suite 19-264
                  RRC Pension Trust              Las Vegas, NV 89119

                  Qila, LLC                      15332 Antioch Street
                  Par and Sharon                 Pacific Palisades, CA 90272
                  Chadha Family Trust


         (c)      Occupation/Employment

         Par Chadha is a private investor. Sharon Chadha is Mr. Chadha's wife. Qila, LLC is a limited liability company owned by Par and Sharon Chadha Family Trust. RII Partners, Inc. and RT Investments, Inc. are private corporations owned by Qila, LLC. Sharon Chadha is the Trustee of the RRC Pension Trust. Par Chadha and Sharon Chadha are Trustees of the Par and Sharon Chadha Family Trust.

         (d) During the last five years, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         Qila, LLC - Delaware limited liability company
         RII Partners, Inc. - Nevada corporation
         RT Investments, Inc. - Nevada corporation
         Par and Sharon Chadha Family Trust - California Trust
         RRC Pension Trust - Nevada Trust




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Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable

Item 4.  Purpose of Transaction

         The following reporting persons have disposed of securities of the Issuer in the open market as listed below:

         Qila, LLC - 225, 300
         Par and Sharon Chadha Family Trust - 25,334
         RRC Pension Trust - 6,527

         The reporting persons may acquire and/or dispose in the open market additional securities of the Issuer on an ongoing basis. The number of shares listed for RT Investments, Inc. includes 1,107,388 shares which each has the respective right to acquire upon exercise of options.

         None of the reporting persons have plans or proposals which relate to or would result in:

         (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) Any material change in the present capitalization or dividend policy of the Issuer;

         (d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (e) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

         (f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (h) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting persons is 1,107,388 shares or 7.2%.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         There are no exhibits filed with this Schedule.




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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Qila, LLC


                                  /s/ Par Chadha
                                  --------------------
September 20, 2002                Par Chadha, Partner



                       STATEMENT OF DIFFERENCES

The section symbol shall be expressed as....................................'SS'